

SECURITIES AND EXCHANGE COMMISSION

05041206

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-52600

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**Holland Trading House, L.L.C.**

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street Suite 1578
(No. and Street)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

Chicago (City) | Illinois (State) | 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Howard Spivak** **(312) 765-0683**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGLADREY & PULLEN, LLP**
(Name - *if individual, state last, first, middle name*)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
185
SECTION

**191 North Wacker Drive, Suite 1400** (Address) | **Chicago** (City) | **Illinois** (State) | **60606** (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AM 3/28/2005

3/23/05

## OATH OR AFFIRMATION

I, **Brian Hitchcock** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Holland Trading House, LLC**, as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006


Signature

**Manager**
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

# Holland Trading House, LLC

Statement of Financial Condition Report
December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
185
SECTION

**Contents**

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

To the Member
Holland Trading House, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Holland Trading House, LLC as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Holland Trading House, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 14, 2005

**Holland Trading House, LLC**

**Statement of Financial Condition**
**December 31, 2004**

| **Assets** | | |
|---|---|---|
| Cash and cash equivalents | $ | 51,317 |
| Due from broker | | 19,628,023 |
| Securities owned, at market value | | 85,539,219 |
| Exchange memberships, at cost (market value $1,025,000) | | 980,600 |
| Furniture and equipment, net of accumulated depreciation of $61,308 | | 13,411 |
| Receivable from affiliate | | 27,724 |
| Other assets | | 16,675 |
| **Total assets** | $ | 106,256,969 |
| **Liabilities and Member's Capital** | | |
| Liabilities: | | |
| Securities sold, not yet purchased, at market value | $ | 92,102,521 |
| Accounts payable and accrued expenses | | 1,235,146 |
| Distribution payable | | 865,000 |
| **Total liabilities** | | 94,202,667 |
| Member's Capital | | 12,054,302 |
| **Total liabilities and member's capital** | $ | 106,256,969 |

The accompanying notes are an integral part of the statement of financial condition.

**Note 1. Nature of Business and Significant Accounting Policies**

Nature of business: Holland Trading House, LLC (the Company), a wholly owned subsidiary of Holland Trading House, Inc. (the Parent), is an Illinois limited liability company established on April 27, 2000. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and the Chicago Board Options Exchange. In June 2001, the Company registered with the Chicago Mercantile Exchange (CME) under CME rule 106(j). The Company's primary business operation is conducting proprietary trading of securities and options on equity futures contracts. The Company's principal operations are located in Chicago, Illinois.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of all cash accounts and highly liquid investments with maturity of three months or less.

Revenue recognition: Securities and futures transactions and related income and expenses are recorded on the trade date basis. Net trading gains include realized and unrealized trading gains and losses, interest income, interest expense, dividend income and dividend expense.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased are recorded on a trade date basis and valued at market value, with unrealized gains and losses reflected in income.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's member is required to file federal and state income tax returns recognizing the Company's taxable income (loss).

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have any significant effect on the accompanying financial statements.

## Note 2. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are comprised of:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Equity securities | $ 51,873,316 | $ 44,531,418 |
| Listed equity options | 33,665,903 | 47,571,102 |
| | $ 85,539,219 | $ 92,102,520 |

## Note 3. Financial Instruments with Off Balance Sheet Risk

Under the terms of its clearing agreement, the Company is required to guarantee the performance of its traders in meeting contractual obligations. In conjunction with this guarantee, the Company seeks to control the risks associated with its traders' activities by daily monitoring and supervising of trading activity.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

The Company, as part of its normal business activities, sells short securities and options in its trading accounts. In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions assigned resulting from carrying open short option positions at prevailing market rates. The Company monitors such risk on a daily basis.

Concentrations of credit risk: A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions and, where deemed necessary, the Company may require a reduction or diversification of positions.

The Company does not anticipate nonperformance by clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

## Note 4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $3,821,600, which was $3,681,590 in excess of its required net capital of $140,010. The Company's net capital ratio was 0.50 to 1.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances for any person defined as a customer under rule 17a-5(c)(4).